
July 2, 2025

Shun-Chih Chuang
Chief Financial Officer
Nocera, Inc.
2030 Powers Ferry Road SE
Suite No. 212
Atlanta, GA 30339

> **Re: Nocera, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2024**
> **Form 10-Q/A for Fiscal Quarter Eneded March 31, 2025**
> **Response dated June 20, 2025**
> **File No. 001-41434**

Dear Shun-Chih Chuang:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services